SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

EMERALD DAIRY INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Warrants to Purchase Common Stock Having Exercise Prices of $0.94, $1.50, $1.63, $2.04 and $3.26 Per Share
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Shu Kaneko Chief Financial Officer 11990 Market Street, Suite 205 Reston, Virginia 20190 Tel: (703) 867-9247 Fax: (678) 868-0633
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of filing persons)

With a copy to:

Jeffrey A. Rinde, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 Tel: (212) 885-5000 Fax: (212) 885-5001

CALCULATION OF FILING FEE:

Transaction Valuation (1)	Amount of Filing Fee (2)
$5,300,346	$377.91*

     * Previously paid on February 10, 2010.
_______________________________________

(1)
Estimated for purposes of calculating the amount of the filing fee only.  Since the number of warrants having exercise prices of $0.94, $1.50, $1.63, $2.04 and $3.26 per share that will participate in this offer to amend and exchange cannot be determined prior to the offer, the calculation assumes all 5,374,648 warrants to purchase shares of the Issuer’s common stock eligible for exchange, having an aggregate value of $5,300,346 as of February 9, 2010, will be exchanged for new warrants pursuant to the terms of this offer.  The aggregate value of such warrants was calculated based on the Black-Scholes pricing model.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $377.91
Form or Registration No.:  Schedule TO-I (File No. 005-83204)
Filing Party:  Emerald Dairy Inc.
Date Filed:  February 10, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Emerald Dairy Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on February 10, 2010 (the “Tender Offer Statement”), regarding the Company’s offer to all of the holders of outstanding warrants to purchase shares of the Company’s common stock, par value $.001 per share, originally issued in connection with the private offerings the Company consummated in October 2007, having exercise prices of either $0.94, $1.50, $1.63, $2.04 or $3.26 per share (the “Original Warrants”), to voluntarily exchange any or all of the Original Warrants for amended warrants  exercisable at reduced exercise prices (“Amended Warrants”), for a limited period of time, upon the terms and subject to the conditions described in the Offer to Amend and Exchange and the related Election Form attached to  the Tender Offer Statement as Exhibits (a)(1) and (a)(4), respectively (the “Offer”).

All information in the Offer to Amend and Exchange, including all schedules and annexes thereto, which was previously filed with the Tender Offer Statement, is hereby expressly incorporated by reference in this Amendment No. 1 in response to all items required in the Tender Offer Statement, except that such information is hereby amended and restated to the extent specifically provided for herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Offer to Amend and Exchange.

This Amendment No. 1 is being filed solely to announce the final results of the Offer.

Items 1.    Summary Term Sheet.

Item 1 of the Tender Offer Statement is hereby amended and supplemented to include the following information:

The Offer expired at midnight on March 17, 2010.  In connection with the Offer (i) a total of 373,334 Original Warrants with an exercise price of $0.94 per share were exchanged for Amended Warrants with a reduced exercise price of $0.75 per share, (ii) a total of 499,522 Original Warrants with an exercise price of $1.50 per share were exchanged for Amended Warrants with a reduced exercise price of $1.20 per share, (iii) no Original Warrants with an exercise price of $1.63 per share were exchanged for Amended Warrants with a reduced exercise price of $1.30 per share (iii) a total of 30,675 Original Warrants with an exercise price of $2.04 per share were exchanged for Amended Warrants with a reduced exercise price of $1.63 per share; and (iv) a total of 153,374 Original Warrants with an exercise price of $3.26 per share were exchanged for Amended Warrants with a reduced exercise price of $1.63 per share.

Item 4.    Terms of the Transaction.

The information set forth in Item 1 above is incorporated herein by reference.

Item 11.    Additional Information.

The information set forth in Item 1 above is incorporated herein by reference.

SIGNATURE

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERALD DAIRY INC.

/s/ Shu Kaneko
Name: Shu Kaneko
Title: Chief Financial Officer

March 19, 2010